EXHIBIT 3.1

SECOND AMended and restated

CERTIFICATE OF DESIGNATIONS

OF

SERIES B PREFERRED STOCK

OF

GARRETT MOTION INC.

GARRETT MOTION INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

The Board of Directors of the Corporation (including any committee thereof, the “Board of Directors”), by resolutions adopted on April 27, 2021 and September 27, 2021, and a Certificate of Designations filed with the Secretary of State of the State of Delaware on April 30, 2021, and an Amended and Restated Certificate of Designations on September 30, 2021 (the “Certificate of Designations”), previously established a series of Preferred Stock, par value $0.001 per share, of the Corporation and designated such series as “Series B Preferred Stock”.

The Board of Directors, at a meeting duly called on December 16, 2021, determined that it was advisable and in the best interests of the Corporation and its stockholders to amend and restate the Certificate of Designations. The Board of Directors desires to amend and restate certain terms of the Certificate of Designations, subject to certain terms and conditions as set forth in the amended and restated Certificate of Designations.

The holders of a majority of the outstanding shares of Series B Preferred Stock representing the votes necessary to authorize such action and acting by written consent, approved the adoption of this amended and restated Certificate of Designations, as approved by the Board of Directors, pursuant to Sections 228 and 242 of the Delaware General Corporation Law.

Effective as of December 17, 2021, the Certificate of Designations is amended and restated in its entirety to read as follows:

Section 1. Designation. The distinctive serial designation of such series is “Series B Preferred Stock” (“Series B”). Each share of Series B shall be identical in all respects to every other share of Series B.

Section 2. Number of Designated Shares. The number of designated shares of Series B shall initially be 834,800,000. Such number may from time to time be decreased (but not below the number of shares of Series B then outstanding) by the Board of Directors. Shares of Series B that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3. Definitions. As used herein with respect to Series B:

(a)       “Affiliate” means, with respect to any Person, any Person who, directly or indirectly, controls, is controlled by or is under common control with that Person, and the term “control” (including the terms “controlled”, “controlled by” and “under common control with”)

means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract (including proxy) or otherwise.

(b)       “Aggregate Partial Early Redemption Price” has the meaning set forth in Section 9(a).

(c)       “Aggregate Series B Liquidation Preference” means, as of any date, an amount equal to the sum of (A) the Deferred Scheduled Redemption Amount (plus any unpaid Deferred Interest Amount which has accrued in accordance with Section 8, Section 10(b) or Section 11(b)) plus (B) the Present Value.

(d)       “Automatic Early Redemption” has the meaning set forth in Section 10(a).

(e)       “Automatic Early Redemption Date” has the meaning set forth in Section 10(c).

(f)       “Automatic Early Redemption Event” means any of the following events: (i) a Change of Control occurs, (ii) the Corporation or the Board of Directors asserts in writing that any portion of the Series B or any of the Corporation’s obligations under this Certificate of Designations is invalid or unenforceable, (iii) the indebtedness under the Credit Agreement is accelerated (and such acceleration is not rescinded prior to the Automatic Early Redemption Date), or (iv) the Corporation or any of its material Subsidiaries (defined for this purpose as any “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X) files for bankruptcy, reorganization, receivership, liquidation or similar proceedings affecting creditors’ or equity holders’ rights.

(g)       “Automatic Early Redemption Notice” has the meaning set forth in Section 10(d).

(h)       “Beneficial Owner” or “Beneficially Own” have the meanings assigned to such terms in Rule 13d-3 under the Exchange Act.

(i)       “Board of Directors” has the meaning set forth in the Preamble.

(j)       “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized or obligated by law, regulation or executive order to close.

(k)       “Bylaws” means the Second Amended and Restated Bylaws of the Corporation, dated as of April 30, 2021, as amended, amended and restated or otherwise modified from time to time.

(l)       “Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Corporation, dated as of April 30, 2021, as amended, amended and restated or otherwise modified from time to time.

(m)       “Change of Control” means any of the following events (whether in a single transaction or series of related transactions):

(i)       a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Corporation or any of its wholly owned subsidiaries or any of the Excluded Parties, acquires, directly or indirectly, capital stock of the Corporation such that following such acquisition, such person or group becomes the direct or indirect

Beneficial Owner of shares of the Corporation’s capital stock representing more than fifty percent (50%) of the combined voting power of all of the then outstanding shares of all classes and series of capital stock of the Corporation; provided, however, that if one or more of the Excluded Parties becomes the direct or indirect Beneficial Owner of shares of the Corporation’s capital stock representing more than fifty percent (50%) of the combined voting power of all of the then outstanding shares of all classes and series of capital stock of the Corporation in a transaction pursuant to which the Common Stock ceases to be publicly listed on a national securities exchange in the United States, such transaction shall be considered a Change of Control;

(ii)       any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition or otherwise) a majority of the Corporation’s capital stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of the Corporation pursuant to which the Person or Persons that directly or indirectly Beneficially Owned all classes and series of the Corporation’s capital stock immediately before such transaction directly or indirectly Beneficially Own, immediately after such transaction, more than fifty percent (50%) of all classes or series of capital stock of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction, will be deemed not to be a Change of Control pursuant to this clause (ii) (provided, that, in the case where stockholders of the Corporation receive securities in another company (such company, an “Acquiror”) as consideration for such transaction, such Acquiror must be publicly listed on a national securities exchange in the United States); or

(iii)       the sale, exchange, lease, or transfer of all or substantially all of the Corporation’s assets, determined on a consolidated basis

(n)       “Common Stock” means the common stock, $0.001 par value per share, of the Corporation.

(o)       “Consolidated EBITDA” has the meaning given to such term or any equivalent term in the Credit Agreement then in effect; provided, that if a Credit Agreement is no longer in effect, “Consolidated EBITDA” shall have the meaning set forth in the Credit Agreement as most recently in effect. Except as otherwise set forth herein, “Consolidated EBITDA” shall be measured over the 12-month period that includes the most recent four fiscal quarters for which financial statements of the Corporation are available.

(p)       “Corporation” has the meaning set forth in the Preamble.

(q)       “Credit Agreement” means that certain Credit Agreement, dated as of April 30, 2021, among the Corporation, Garrett LX I S.À R.L., Garrett Motion Holdings, Inc., Garrett Motion SÀRL, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as amended, restated, amended and restated, modified or otherwise supplemented from time to time, or any replacement or successor thereto that is at the applicable time of determination the senior secured credit facility of the Corporation with the largest amount of undrawn commitments plus aggregate principal amount outstanding.

(r)       “Deferral” has the meaning set forth in Section 8.

(s)       “Deferred Interest Amount” has the meaning set forth in Section 8.

(t)       “Deferred Scheduled Redemption Amount” means an amount equal to the number of Deferred Shares outstanding multiplied by the Stated Amount.

(u)       “Deferred Shares” has the meaning set forth in Section 8.

(v)       “Discount Rate” means a rate of 7.25% per annum.

(w)       “Early Redemption Notice” has the meaning set forth in Section 9(c).

(x)       “EBITDA Margin” has the meaning set forth in Section 8.

(y)       “EBITDA Threshold Requirement” has the meaning set forth in Section 8.

(z)       “Effective Date” means April 30, 2021.

(aa)       “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(bb)       “Excluded Parties” means each of Centerbridge Partners, L.P., Oaktree Capital Management, L.P. and each of their respective Affiliates.

(cc)       “Full Early Redemption Shares” has the meaning set forth in Section 9(b).

(dd)       “Holder” means the Person in which the Series B is registered on the books of the Corporation or any permitted transferee thereof pursuant to Section 13.

(ee)        “Holder Put Event” means an event which occurs if Consolidated EBITDA exceeds $600,000,000 for two (2) consecutive fiscal quarters (measured as of the end of each such fiscal quarter).

(ff)       “Holder Put Event Notice” has the meaning set forth in Section 11(a).

(gg)       “Holder Put Exercise Notice” has the meaning set forth in Section 11(d)(i).

(hh)       “Holder Put Redemption” has the meaning set forth in Section 11(a).

(ii)       “Holder Put Redemption Date” has the meaning set forth in Section 11(c).

(jj)       “Holder Put Redemption Price” has the meaning set forth in Section 11(a).

(kk)       “Holder Put Right” has the meaning set forth in Section 11(a).

(ll)       “Initial Deferral Payment Schedule” has the meaning set forth in Section 8.

(mm)       “Junior Stock” has the meaning set forth in Section 5.

(nn)       “Law”, with respect to any Person, means (a) all provisions of all laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any governmental authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject, and (b) all judgments, injunctions, orders and decrees of any governmental authority in proceedings or actions in which such Person is a party or by which it or any of its assets or properties is or may be bound or subject.

(oo)       “Liquidation Event” means any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

(pp)       “Majority In Interest” means Holders holding a majority of the issued and outstanding shares of Series B.

(qq)       “Parity Stock” has the meaning set forth in Section 5.

(rr)       “Parity Stock Liquidation Preference” has the meaning set forth in Section 6(a).

(ss)       “Partial Early Redemption Shares” has the meaning set forth in Section 9(a).

(tt)       “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “Person” under this Certificate of Designations.

(uu)       “Per Share Series B Liquidation Preference” has the meaning set forth in Section 6(c).

(vv)       “Planned Partial First Early Redemption” means a Qualifying Partial First Early Redemption occurring on or prior to December 30, 2021.

(ww)       “Planned Partial Second Early Redemption” means a Qualifying Partial Second Early Redemption occurring after December 30, 2021 and on or prior to March 31, 2022.

(xx)       “Preferred Stock” means the Series A, the Series B, and any future series of preferred stock of the Corporation authorized in accordance with the terms of this Certificate of Designations.

(yy)       “Present Value” means, with respect to any date, the present value, calculated using the Discount Rate in accordance with the formula set forth on Part I of Annex B hereto, as of such date, of all amounts to be paid to Holders to redeem all of the outstanding shares of Series B on future Scheduled Redemption Dates (excluding any Deferred Shares) pursuant to Section 8, calculated using the Discount Rate. Illustrative calculations of the Present Value are set forth on Part II of Annex B hereto.

(zz)       “Qualifying Partial First Early Redemption” means a redemption of Partial Early Redemption Shares pursuant to Section 9(a) such that the Present Value of all of the remaining outstanding shares of Series B shall be $400,000,000 immediately following such redemption; provided, further, that as illustrated in Part II of Annex B (which illustrates the remaining scheduled redemption dates and remaining scheduled redemption amounts after giving effect to a Qualifying Partial First Early Redemption and a Qualifying Partial Second Early Redemption), such redemption shall be applied to the shares to be redeemed on the latest Scheduled Redemption Dates (i.e., beginning with the Series B shares to be redeemed on April 30, 2030 until all Series B shares scheduled for redemption on that date are redeemed, then with respect to the Series B shares to be redeemed on April 30, 2029 until all Series B shares scheduled for redemption on that date are redeemed, and continuing in that manner), with the Scheduled Redemption Dates nearest in time (and the number of Series B shares to be redeemed on such dates) being preserved.

(aaa)       “Qualifying Partial Second Early Redemption” means a redemption of Partial Early Redemption Shares pursuant to Section 9(a) such that the Present Value of all of the remaining outstanding shares of Series B shall be $207,139,982 (rounded down to the nearest dollar) immediately following such redemption; provided, further, that as illustrated in Part II of Annex B (which illustrates the remaining scheduled redemption dates and remaining scheduled redemption amounts after giving effect to a Qualifying Partial First Early Redemption and a Qualifying Partial Second Early Redemption), such redemption shall be applied to the shares to be redeemed on the earliest Scheduled Redemption Dates (i.e., beginning with the Series B shares to be redeemed on April 30, 2022 until all Series B shares scheduled for redemption on that date are redeemed, then with respect to the Series B shares to be redeemed on April 30, 2023 until all Series B shares scheduled for redemption on that date are redeemed, and continuing in that manner), with the Scheduled Redemption Dates most distant in time (and the number of Series B shares to be redeemed on such dates) being preserved (after giving effect to the Planned Partial First Early Redemption); provided, further, that a redemption of Partial Early Redemption Shares shall only constitute a Qualifying Partial Second Early Redemption if, at the time of such redemption, a Planned Partial First Early Redemption has been completed in accordance with the terms hereof.

(bbb)       “Scheduled Redemption Amount” has the meaning set forth in Section 8.

(ccc)        “Scheduled Redemption Dates” means each date set forth on Annex A hereto and each anniversary of the final Scheduled Redemption Date on which shares of Series B remain outstanding.

(ddd)       “Senior Stock” has the meaning set forth in Section 5.

(eee)       “Series A” means the Series A Preferred Stock, $0.001 par value per share, of the Corporation.

(fff)         “Series B” has the meaning set forth in Section 1.

(ggg)       “Series B Director” has the meaning set forth in Section 12(a).

(hhh)       “Stated Amount” means, in respect of each share of Series B, $1.00 per share and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations.

(iii)          “Subsidiary” means, with respect to any Person, any other Person of which a majority of the securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time Beneficially Owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such first Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Corporation.

Section 4. Distributions; No Participation; Certain Restrictions.

(a)       The Series B shall not be entitled to any dividends or other distributions or payments other than the redemption payments and payments upon liquidation as provided in this Certificate of Designations.

(b)       The Series B shall not be entitled to participate in any distributions or payments to the holders of the Common Stock or any other class or series of stock of the Corporation.

(c)       Unless (i) the Deferred Scheduled Redemption Amount is $0.00 and (ii) the Board of Directors has determined, in good faith, that the Corporation will be able to satisfy in full the payment of the upcoming Scheduled Redemption Amount on the next Scheduled Redemption Date after giving effect to such dividend, distribution or payment, no dividends, distributions or other payments may be made to holders of the Common Stock, the Series A (other than in connection with a conversion of any shares of the Series A in accordance with its terms), or any future class of Preferred Stock established hereafter by the Board of Directors (unless the terms thereof expressly provide that such class ranks senior to the Series B as to right to payment of dividends and distributions and such class of Preferred Stock has been established in accordance with Section 7(b)(i)). For the avoidance of doubt, this Section 4(c) shall not prohibit the accrual of Preference Dividends (as defined in the Series A Certificate of Designations) which are not paid in cash in accordance with the terms of the Series A Certificate of Designations.

Section 5. Ranking. The Series B shall, with respect to the right to be paid the Aggregate Series B Liquidation Preference upon the occurrence of a Liquidation Event (as provided in Section 6 below), rank (i) senior to (A) all classes of Common Stock and (B) any future class of Preferred Stock established hereafter by the Board of Directors (other than Parity Stock or Senior Stock established in accordance with Section 7(b)(i) or Section 7(b)(ii), as applicable) (collectively, referred to as the “Junior Stock”), (ii) pari passu with any future class of Preferred Stock established hereafter by the Board of Directors in accordance with Section 7(b)(ii), the terms of which expressly provide that such class ranks pari passu with the Series B as to rights on the occurrence of a Liquidation Event (collectively, referred to as the “Parity Stock”) and (iii) junior to (A) the Series A and (B) any future class of Preferred Stock established hereafter by the Board of Directors in accordance with Section 7(b)(i), the terms of which expressly provide that such class ranks senior to the Series B as to rights on the occurrence of a Liquidation Event (collectively, referred to as “Senior Stock”).

Section 6. Liquidation Rights.

(a)       Payment of Series B Liquidation Preference. In the event of the occurrence of any Liquidation Event, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, the Holders of Series B will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to the Aggregate Series B Liquidation Preference. If, after payment of any liquidation preferences otherwise payable to holders of any Senior Stock in respect of any distribution upon the occurrence of a Liquidation Event, and subject to applicable Law, the remaining assets of the Corporation are not sufficient to pay all Holders of Series B the Aggregate Series B Liquidation Preference in full and to pay all holders of any Parity Stock the aggregate liquidation preferences payable to such holders of such Parity Stock in respect of any distributions upon the occurrence of a Liquidation Event (a “Parity Stock Liquidation Preference”), then the amounts paid to the Holders of Series B and to the holders of all Parity Stock shall be pro rata in accordance with the respective Aggregate Series B Liquidation Preference of Series B and the Parity Stock Liquidation Preference of such Parity Stock.

(b)       Residual Distributions. Without prejudice to the rights of the Corporation set forth in Section 9, if the Aggregate Series B Liquidation Preference has been paid in full to the Holders of Series B and all Parity Stock Liquidation Preferences, if any, have been paid in full to all holders of any Parity Stock, then the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences and the Series B shall not be entitled to receive any remaining assets.

(c)       Per Share Series B Liquidation Preference. Each share of Series B shall, from time to time, have a liquidation preference in an amount equal to the quotient of (i) the Aggregate Series B Liquidation Preference divided by (ii) the total number of outstanding shares of Series B (the “Per Share Series B Liquidation Preference”).

(d)       Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Certificate of Designations, the merger, consolidation or other business combination of the Corporation with or into any other corporation, including a transaction in which the holders of Series B receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation, shall not constitute a Liquidation Event.

Section 7. Voting Rights.

(a)       General. The holders of Series B will have no voting rights except as set forth below or as otherwise required by Law.

(b)       Other Voting Rights. So long as any shares of Series B are outstanding, in addition to any other vote or consent of stockholders required by Law or by the Certificate of Incorporation, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the vote or written consent of a Majority In Interest (such right to vote or written consent to be limited to the following, except as otherwise set forth in Section 7(a), but, for the avoidance of doubt, without prejudice to any other rights of the Holders hereunder), given in person or by proxy if by vote, at any meeting called for that purpose, and any such act or transaction purportedly entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i)       Authorization of Senior Stock. Any amendment, modification or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of Senior Stock, or any issuance after the date hereof of shares of Senior Stock that are authorized as of the date hereof, other than an amendment or alteration increasing the authorized amount of shares of Series A necessary to issue shares of Series A as distributions in kind on the Series A Preferred Stock to the holders thereof.

(ii)       Authorization of Parity Stock. Any amendment, modification or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series of Parity Stock or any issuance after the date hereof of shares of Parity Stock that are authorized as of the date hereof.

(iii)       Restriction on Series B Redemptions. Entry by the Corporation or any of its Subsidiaries into any agreement containing or imposing, directly or indirectly, any restriction (including, but not limited to, any covenant or agreement) on the ability of the Corporation to make required payments on or redeem the shares of Series B (other than pursuant to any customary restrictions contained in any agreement governing indebtedness of the Corporation or its Subsidiaries that are on terms which are not, taken as a whole, materially less favorable to the Holders of Series B than the terms contained in the Credit Agreement in existence on the date hereof as determined by the Board of Directors in good faith).

(iv)       Amendments. Any amendment, modification, alteration or repeal of any provision of the Certificate of Incorporation or any other certificate of designations of the Corporation that would have an adverse effect, in any material respect, on the rights, preferences, privileges or voting power of the shares of Series B or any Holder thereof or any amendment, modification, alteration or repeal of this Certificate of Designations.

(v)       Increase of Size of Board of Directors. Any increase in the number of members of the Board of Directors at a time when the Aggregate Series B Liquidation Preference is greater than $125,000,000.

(vi)       Other Actions. Any action or inaction that would reduce the Stated Amount of any share of Series B (including, but not limited to, any reverse stock split, combination, or other adjustment).

Section 8. Scheduled Redemptions. On each Scheduled Redemption Date set forth on Annex A (or, if such day is not a Business Day, on the next succeeding Business Day) on which any shares of Series B remain outstanding, the Corporation shall redeem, pro rata from each Holder based on the total number of shares of Series B held by such Holder, an aggregate number of shares of Series B equal to the scheduled redemption amount set forth on Annex A hereto (the “Scheduled Redemption Amount”) with respect to such Scheduled Redemption Date divided by the Stated Amount thereof, for a per share price equal to the Stated Amount; provided, that the Corporation shall not be obligated to redeem the shares of Series B on a Scheduled Redemption Date if, as of such date, (i) the Consolidated EBITDA measured as of the end of the most recently completed fiscal year is less than $425,000,000 (the “EBITDA Threshold Requirement”) or (ii) the Corporation does not have sufficient funds legally available to pay the applicable Scheduled Redemption Amount when due. Any shares of Series B which the Corporation has not redeemed on a Scheduled Redemption Date pursuant to the proviso of the foregoing sentence or the following sentence (“Deferred Shares”) shall, subject to the terms of this Section 8, be redeemed in equal installments on the subsequent two Scheduled Redemption Dates following the Scheduled Redemption Date on which such shares were scheduled to be redeemed in accordance with Annex A for a per share price equal to the Stated Amount (such delayed redemption, a “Deferral”, and such initial deferred payment schedule, the “Initial Deferral Payment Schedule”). Notwithstanding anything else herein to the contrary: (i) all Deferred Shares outstanding as of April 30, 2030 shall be redeemed on April 30, 2030 (and shall not be subject to any further deferral at that time); (ii) if (x) as of any Scheduled Redemption Date the Corporation does not have sufficient funds legally available to redeem all Deferred Shares in accordance with the Initial Deferral Payment Schedule or (y) the difference between the Consolidated EBITDA measured as of the end of the most recent completed fiscal year prior to the applicable payment date for such Deferred Shares and $425,000,000 (the “EBITDA Margin”) is less than the amount of redemption payments that would otherwise be payable by the Corporation with respect to such Deferred Shares, the Corporation shall redeem a number of Deferred Shares equal to the lesser of (A) the maximum amount of Deferred Shares for which it has sufficient funds legally available to do so and (B) the EBITDA Margin divided by the Stated Amount, and any remaining additional Deferred Shares shall be redeemable on the next Scheduled Redemption Date subject to continued application of this clause (ii) (and, for the avoidance of doubt, the Deferred Interest Amount (as defined below)

shall continue to apply thereto until such Deferred Shares are redeemed); and (iii) in the event of a Deferral, if the shares of Series B subject to such Deferral are not redeemed in accordance with the Initial Deferral Payment Schedule, such shares shall accrue interest from and after the time that the Corporation fails to make redemption payments in accordance with the applicable Initial Deferral Payment Schedule, at the Deferred Interest Amount and shall, for the avoidance of doubt be payable on the subsequent Scheduled Redemption Date in full, subject to the terms of this Section 8. “Deferred Interest Amount” means interest on the aggregate Stated Amount with respect to the relevant shares of Series B (with no compounding interest) at the annual rate of seven and one-quarter percent (7.25%). Such interest shall accrue daily but shall not be capitalized or added to the then Stated Amount.

Section 9. Early Redemption at the Option of the Corporation.

(a)       From the effective date of this Certificate of Designations to and including March 31, 2022, and no more than twice during such period, and subject to the terms of this Section 9, the Corporation may redeem, pro rata from each Holder based on the total number of shares of Series B of such Holder, the number of outstanding shares of Series B specified in an Early Redemption Notice to be redeemed pursuant to a Planned Partial First Early Redemption or a Planned Partial Second Early Redemption (in each case, “Partial Early Redemption Shares”), for an aggregate purchase price equal to the Aggregate Partial Early Redemption Price; provided, that the Corporation may not effect more than one of each of a Planned Partial First Early Redemption or a Planned Partial Second Early Redemption; provided, further, that (i) immediately following the redemption of Partial Early Redemption Shares pursuant to a Planned Partial First Early Redemption, the Present Value of all of the remaining outstanding shares of Series B shall be at least $400,000,000, (ii) immediately following the redemption of Partial Early Redemption Shares pursuant to a Planned Partial Second Early Redemption (and assuming the Planned Partial First Early Redemption was effected in full), the Present Value of all of the remaining outstanding shares of Series B shall be at least $207,139,982 and (iii) the Corporation shall not redeem any shares of Series B pursuant to this Section 9(a) unless the Corporation has sufficient funds legally available to pay the applicable Aggregate Partial Early Redemption Price. As used in this Certificate of Designations, “Aggregate Partial Early Redemption Price” means the difference of (A) the Present Value as of the applicable redemption date, calculated without giving effect to the redemption of any Partial Early Redemption Shares pursuant to this Section 9(a) (and, for the avoidance of doubt, when calculating such amount in respect of a Planned Partial Second Early Redemption, any Partial Early Redemption Shares redeemed in connection with a Planned Partial First Early Redemption shall not be included in the calculation of Present Value), minus (B) the Present Value as of the applicable redemption date, calculated as of immediately following the redemption of all of the Partial Early Redemption Shares pursuant to this Section 9(a) (and, for the avoidance of doubt, when calculating such amount in respect of a Planned Partial First Early Redemption, any Partial Early Redemption Shares contemplated to be redeemed in connection with a Planned Partial Second Early Redemption shall be included in the calculation of Present Value).

(b)       Without prejudice to the rights of the Corporation set forth in Section 9(a), at any time while shares of Series B remain outstanding, and subject to the terms of this Section 9, the Corporation may redeem all, but not less than all, outstanding shares of Series B (the “Full Early Redemption Shares”), for an aggregate cash purchase price equal to the Aggregate Series B Liquidation Preference as of the applicable redemption date, calculated without giving effect to the redemption of the shares of Series B pursuant to this Section 9(b).

(c)       To call any Partial Early Redemption Shares or any Full Early Redemption Shares for redemption, the Corporation must send to the Holders a notice of such redemption (an “Early Redemption Notice”) at least twenty (20) Business Days (or three (3) Business Days in the case of a Planned Partial First Early Redemption) prior to the intended redemption date. Notwithstanding the foregoing, the Majority In Interest may agree to any shorter period for the transmission of an Early Redemption Notice in respect of any redemption. Such Early Redemption Notice must state:

(i)       the number of Partial Early Redemption Shares or Full Early Redemption Shares, as applicable, to be called from such Holder;

(ii)       the redemption date for redemption of such Partial Early Redemption Shares or Full Early Redemption Shares, as applicable; and

(iii)       the per share redemption price, calculated as the Aggregate Partial Early Redemption Price or Aggregate Series B Liquidation Preference, as applicable, divided by the total number of Partial Early Redemption Shares or Full Early Redemption Shares, as applicable.

(d)       The Corporation will cause any redemption price payable pursuant to this Section 9 to be paid to the Holders on or before the applicable redemption date.

(e)       Subject to applicable Law, including that the Corporation has funds legally available to do so, (i) the Corporation shall effect the Planned Partial First Early Redemption, and (ii) if either (a) the Lenders’ Revolving Commitments (as such term is defined in the Credit Agreement) shall be increased to $500,000,000 (the “Revolver Upsize”) or (b) the Board of Directors has determined in its sole discretion that the Corporation otherwise has sufficient liquidity to effect the Planned Partial Second Early Redemption, then the Corporation shall effect the Planned Partial Second Early Redemption; provided, that (x) if the Corporation does not have funds legally available to effect the entire Planned Partial First Early Redemption or the entire Planned Partial Second Early Redemption, as applicable, the Corporation shall redeem the Partial Early Redemption Shares to the maximum extent that it has funds legally available to do so, and any Partial Early Redemption Shares that remain outstanding following such redemption shall be redeemed in full as soon as the Corporation has funds legally available to do so, and (y) the Corporation shall use its commercially reasonable efforts to effect the Revolver Upsize or otherwise obtain sufficient liquidity to effect the Planned Partial Second Early Redemption in full.

Section 10. Early Automatic Redemption.

(a)       In General. Subject to the other terms of this Section 10, on the Automatic Early Redemption Date, the Corporation shall redeem all outstanding shares of Series B (the “Automatic Early Redemption”) for an aggregate cash purchase price equal to the Aggregate Series B Liquidation Preference as of the applicable redemption date, calculated without giving effect to the redemption of the shares of Series B pursuant to this Section 10.

(b)       Funds Legally Available for Payment of Aggregate Series B Liquidation Preference. Notwithstanding anything to the contrary in this Section 10, in connection with an Automatic Early Redemption (1) the Corporation will pay the maximum amount of such Aggregate Series B Liquidation Preference permitted by Law, which payment will be made pro rata to each Holder based on the total number of shares of Series B of such Holder that were otherwise to be redeemed pursuant to such Automatic Early Redemption; and (2) the Corporation will cause all such shares as to which the Aggregate Series B Liquidation Preference was not paid in full to be returned to the Holder(s) thereof, and such shares will be deemed to remain outstanding, shall accrue interest at the Deferred Interest Amount from and after the date of the Automatic Early Redemption Event and shall be redeemed in full as soon as the Corporation has funds legally available to do so; provided, that, the Corporation will not take any action, or engage in any transaction, in furtherance of a Change of Control if the Aggregate Series B Liquidation Preference payable upon such Change of Control is not reasonably expected to be paid in full at the time due in accordance with Section 10(c).

(c)       Automatic Early Redemption Date. The “Automatic Early Redemption Date” will be (1) in the event of an Automatic Early Redemption Event pursuant to clause (i) of the definition thereof that is authorized, approved or otherwise recommended by the Board of Directors (or a committee thereof), a Business Day of the Corporation’s choosing which is on or prior to the date of such Automatic Early Redemption Event, (2) in the event of an Automatic Early Redemption Event pursuant to clause (iv) (solely if such event occurs with respect to the Corporation) of the definition thereof, on the date thereof, provided that the timing for the payment of the Aggregate Series B Liquidation Preference will be in accordance with the law applicable to such bankruptcy reorganization, receivership, insolvency, liquidation or similar proceedings affecting creditors’ or equity holders’ rights and (3) in the event of any Automatic Early Redemption Event other than as set forth in the preceding clauses (1) and (2) of this Section 10(c), a Business Day of the Corporation’s choosing that is no more than thirty (30) calendar days after the date the Corporation sends the related Automatic Early Redemption Notice (provided, that in the event of an Automatic Early Redemption Event pursuant to clause (ii) of the definition thereof, such Automatic Early Redemption Event shall be deemed to be the Automatic Early Redemption Notice). For the avoidance of doubt, in the event of an Automatic Early Redemption Event pursuant to clause (iv) of the definition thereof (solely if such event occurs with respect to the Corporation), the amount due to the Holders pursuant to this Section 10(c) shall be the Aggregate Series B Liquidation Preference, solely to the extent that any such amounts remain legally available for distribution following payment of any liquidation preferences otherwise payable to holders of any Senior Stock. It is understood and agreed that, in the event of an Automatic Early Redemption Event pursuant to clause (iv) of the definition thereof (solely if such event occurs with respect to the Corporation), the Aggregate Series B Liquidation Preference shall be deemed not to include any unmatured interest prohibited by section 502(b)(2) of the Bankruptcy Code. The Corporation shall not assert that the Aggregate Series B Liquidation Preference includes any unmatured interest prohibited by section 502(b)(2) of the Bankruptcy Code.

(d)       Automatic Early Redemption Notice. As soon as reasonably practicable after the Corporation discovers that an Automatic Early Redemption Event has occurred or is reasonably likely to occur (other than in the event of an Automatic Early Redemption Event pursuant to clause (ii) of the definition thereof, in which case such Automatic Early Redemption Event shall also be deemed to be the Automatic Early Redemption Notice), the Corporation shall send to each Holder a notice of such Automatic Early Redemption Event (an “Automatic Early Redemption Notice”); provided, that any Automatic Early Redemption effected in connection with such Automatic Early Redemption Notice shall be conditional upon the actual occurrence of such Automatic Early Redemption Event. Such Automatic Early Redemption Notice must state:

(i)       a description in reasonable detail of the events constituting such Automatic Early Redemption Event;

(ii)       the expected effective date of such Automatic Early Redemption Event;

(iii)       the Automatic Early Redemption Date; and

(iv)       the redemption price per share of Series B, equal to the Aggregate Series B Liquidation Preference as of the applicable redemption date divided by the total number of outstanding shares of Series B (the “Per Share Early Redemption Price”).

(e)       Payment of the Redemption Price. Subject to Section 10(b), the Corporation will cause the Per Share Early Redemption Price for each share of Series B to be redeemed pursuant to an Automatic Early Redemption to be paid to the Holder thereof on or before the Automatic Early Redemption Date.

Section 11. Early Redemption at the Option of the Holder.

(a)       In General. Subject to the other terms of this Section 11, each Holder will have the right (the “Holder Put Right”), at its election, following the occurrence of a Holder Put Event, to require the Corporation to redeem all, but not less than all, of such Holder’s shares of Series B on the Holder Put Redemption Date (the “Holder Put Redemption”), for an aggregate cash purchase price equal to the Per Share Early Redemption Price multiplied by the number of shares of Series B held by such Holder (the “Holder Put Redemption Price”); provided, that the Corporation shall not be obligated to effect the Holder Put Redemption unless a Majority in Interest elect to exercise the Holder Put Right in accordance with this Section 11. As soon as reasonably practicable (and in any event within five (5) Business Days) after a Holder Put Event has occurred, the Corporation shall send to each Holder a notice of such Holder Put Event (a “Holder Put Event Notice”). Notwithstanding anything to the contrary contained herein, (i) if the Planned Partial First Early Redemption occurs in full on or prior to December 30, 2021, then a Holder shall not be entitled to exercise the Holder Put Right prior to December 30, 2022 and (ii) if the Planned Partial First Early Redemption does not occur in full on or prior to December 30, 2021, then a Holder shall be entitled to exercise the Holder Put Right (subject to the occurrence of a Holder Put Event) on or after December 30, 2021.

(b)       Funds Legally Available for Payment of the Holder Put Redemption Price. Notwithstanding anything to the contrary in this Section 11 in connection with a Holder Put Redemption, (1) the Corporation will pay the maximum amount of such Holder Put Redemption Price permitted by Law, which payment will be made pro rata to each Holder based on the total number of shares of Series B of such Holder that were otherwise to be redeemed pursuant to such Holder Put Redemption, as the case may be; and (2) the Corporation will cause all such shares as to which the Holder Put Redemption Price was not paid in full to be returned to the Holder(s) thereof, and such shares will be deemed to remain outstanding and shall accrue interest at the Deferred Interest Amount from and after the date of such Holder Put Event and shall be redeemed in full as soon as the Corporation has funds legally available to do so.

(c)       Holder Put Redemption Date. The “Holder Put Redemption Date” will be a Business Day of the Corporation’s choosing that is no more than thirty (30) calendar days after the date the Holder sends the related Holder Put Exercise Notice pursuant to Section 11(d).

(d)       Procedures to Exercise the Holder Put Right. To exercise its Holder Put Right the Holder thereof must deliver to the Corporation:

(i)       Within twenty (20) Business Days after receiving the applicable Holder Put Event Notice, a duly completed, written Holder Put Exercise Notice with respect to such share(s) in the form of Annex C hereto (a “Holder Put Exercise Notice”); it being understood that if the Holder fails to deliver the Holder Put Exercise Notice within such twenty (20) Business Day period, then such Holder Put Right in respect of such Holder Put Event shall lapse; provided, that, (i) if the Planned Partial First Early Redemption has not occurred in full on or prior to December 30, 2021 and a Holder Put Event occurs on or prior to December 30, 2021, then a Holder shall have until the later of (x) twenty (20) Business Days after December 30, 2021 and (y) twenty (20) Business Days after receipt of a Holder Put Event Notice to deliver the Holder Put Exercise Notice with respect to the occurrence of such Holder Put Event and (ii) if the Planned Partial First Early Redemption has occurred in full on or prior to December 30, 2021 and a Holder Put Event occurs on or prior to December 30, 2022, then a Holder shall have until the later of (x) twenty (20) Business Days after December 30, 2022 and (y) twenty (20) Business Days after receipt of a Holder Put Event Notice to deliver the Holder Put Exercise Notice with respect to the occurrence of such Holder Put Event; and

(ii)       such share(s), duly endorsed for transfer, to the extent such share(s) are represented by one or more certificates.

Within five (5) Business Days after receipt of the Holder Put Exercise Notice, the Corporation shall notify the Holder in writing of (A) the Holder Put Redemption Date and (B) the per share redemption price, which shall be equal to the Per Share Early Redemption Price.

(e)       Payment of the Per Share Early Redemption Price. Subject to Section 11(b), the Corporation will cause the Per Share Early Redemption Price for each share of Series B to be redeemed pursuant to Holder Put Redemption to be paid to the Holder thereof on or before the later of (i) the Holder Put Redemption Date and (ii) the date the certificate in respect of such share (if any) is tendered to the Corporation or its transfer agent. If a Holder Put Exercise Notice is validly delivered but the Holder Put Redemption is prohibited by applicable law, the Corporation will redeem (at the Per Share Early Redemption Price for each such share of Series B) the maximum number of shares of Series B with respect to which redemption is permitted by Law, and will redeem any remaining share of Series B as promptly as possible following the date when such redemption is permitted by Law.

Section 12. Election of Directors.

(a)       Provided that the aggregate Series B Liquidation Preference is greater than $125,000,000, (i) the Majority in Interest will have the exclusive right, voting separately as a class, to elect or appoint one director to the Board of Directors (which, for the purposes of this Section 12, shall refer only to the Board of Directors of the Corporation and not any committee thereof), irrespective of whether the Board of Directors has nominated such Person (the “Series B Director”), (ii) notwithstanding anything to the contrary herein, in the Certificate of Incorporation or in the Bylaws, a Majority in Interest shall have the exclusive right to remove any Series B Director at any time for any reason or no reason (with or without cause) by sending a written notice to the Corporation and, upon receipt of such notice by the Corporation, such Series B Director shall be deemed to have resigned from the Board of Directors, and (iii) in the event of the death, disability, resignation or removal of any Series B Director, a Majority in Interest shall have the exclusive right to designate or appoint a successor to fill the vacancy created thereby. In the event that any Series B Director offers to tender his or her resignation, the Board of Directors shall promptly determine whether to accept such resignation and, if the Board of Directors chooses to accept such resignation, the Corporation and the Majority In Interest shall be immediately required to take any and all actions necessary or appropriate to cooperate in ensuring the removal of such individual; provided, that, for the avoidance of doubt, this sentence shall not be construed in any manner to limit the right of a Majority In Interest to remove the Series B Director at any time pursuant to clause (ii) above. At such time as the Aggregate Series B Liquidation Preference is not greater than $125,000,000, any Series B Director shall be deemed to have resigned from the Board of Directors without further action by the Holders or the Corporation. Neither the Board of Directors nor any holders of Senior

Stock or any Person or group of Persons (other than the Majority in Interest) shall have any right to remove any Series B Director from the Board of Directors without cause, such right of removal being vested exclusively with a Majority in Interest. For the avoidance of doubt, nothing in the foregoing sentence shall be deemed to derogate the rights of the Corporation’s stockholders to remove any Series B Director for cause to the extent provided by the Delaware General Corporation Law; provided, that, for the avoidance of doubt, no such removal shall in any way alter or impair the rights of the Majority in Interest to elect or appoint the Series B Director, including any replacement Series B Director.

(b)       The Corporation and its Subsidiaries shall reimburse the Series B Director for all reasonable and documented out-of-pocket expenses incurred in connection with his or her attendance at meetings of the Board of Directors, and any committees thereof, including travel, lodging and meal expenses, in accordance with the Corporation’s reimbursement policies.

(c)       To the extent elected or appointed by the Majority In Interest, the Corporation shall, and shall use its reasonable best efforts to cause its directors, officers and employees to, take all actions necessary and within its and their control and to the extent permissible by Law to cause the election, appointment, removal or replacement of the Series B Director as provided for herein.

Section 13. Transfer Restrictions. No Holder of shares of Series B may offer, sell, assign or transfer any portion of such Holder’s shares of Series B without the approval of the Board of Directors, which consent the Board of Directors may grant or withhold in its sole discretion; provided, that, any Holder may offer, sell, assign or transfer any shares of Series B to any of its controlled Affiliates; provided, further, that if any such controlled Affiliate ceases to be an Affiliate of such Holder, such Series B shares must be assigned or transferred to the original Holder or a controlled Affiliate thereof. Any offer, sale, assignment or transfer of any shares of Series B in violation of any provision of this Certificate of Designations shall be null and void and without any effect. Each certificate (if any) evidencing shares of Series B shall bear a legend indicating that such shares of Series B are subject to the restrictions on transfer set forth herein, and a notation to the same effect shall be made on any book entry uncertificated shares.

Section 14. Expenses.  All reasonable and documented out-of-pocket costs and expenses incurred by any Holder in successfully enforcing the right to receive any Scheduled Redemption Amounts or the Deferred Scheduled Redemption Amount in accordance with the terms of this Certificate of Designations shall reimbursed by the Corporation.

Section 15. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B may deem and treat the record holder of any share of Series B as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 16. Notices. All notices or communications in respect of the Series B will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Bylaws or by applicable law.

Section 17. No Other Rights or Privileges. The shares of Series B will not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation.

Section 18. Certificates.

(a)       The Corporation may at its option issue shares of Series B without certificates.

(b)       In addition to any other requirements set forth in this Certificate of Designations, the following provisions shall apply to all redemptions by the Corporation of shares Series B:

(i)       Each Early Redemption Notice shall specify that, for Holders of shares of Series B in certificated form, the Holder must surrender to the Corporation, in the manner and at the place designated, such Holder’s certificate or certificates representing the shares of Series B to be redeemed.

(ii)       On or before the applicable redemption date, each Holder of certificated shares of Series B to be redeemed on such redemption date shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Early Redemption Notice. In the event that less than all of the shares of Series B represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Series B shall promptly be issued to such Holder.

(iii)       Notwithstanding that any certificate evidencing any of the shares of Series B called for redemption pursuant to an Early Redemption Notice shall not have been surrendered, all rights with respect to such shares shall forthwith terminate after the redemption date, except only the right of the Holders thereof to receive the redemption price, without further interest, upon surrender of any such certificate or certificates.

Section 19. Interpretation. Whenever possible, each provision of this Certificate of Designations shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designations, and a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designations would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law. References herein to any payment shall mean a payment in cash in United States Dollars by wire transfer of immediately available funds to an account designated by the applicable payee.

Section 20. Enforcement. To the fullest extent permitted by law, the provisions of this Certificate of Designations shall remain in full force and effect irrespective of (i) the failure of any Person to assert any claim or demand or to enforce any right or remedy under this Certificate of Designations or otherwise or (ii) any change in the corporate existence, structure or ownership of the Corporation or any of its Affiliates, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Corporation or any of its Affiliates.

[Signature Page Follows]

In witness whereof, the Corporation has caused this Second Amended and Restated Certificate of Designations to be signed by Jérôme Maironi, its Senior Vice President, General Counsel and Corporate Secretary this 16th day of December, 2021.

GARRETT MOTION INC.

By:	/s/ Jérôme Maironi
Name:	Jérôme Maironi
Title:	Senior Vice President, General Counsel and Corporate Secretary

Annex A1

Scheduled Redemptions

Scheduled Redemption Date	Scheduled Redemption Amount
April 30, 2022	$34,800,000
April 30, 2023	$100,000,000
April 30, 2024	$100,000,000
April 30, 2025	$100,000,000
April 30, 2026	$100,000,000
April 30, 2027	$100,000,000
April 30, 2028	$100,000,000
April 30, 2029	$100,000,000
April 30, 2030	$100,000,000

1	In the case a Planned Partial First Early Redemption and/or a Planned Partial Second Early Redemption is effected in accordance with this Certificate of Designations, Annex A shall be deemed to be revised to reflect each such redemption in accordance with the applicable definition of “Qualifying Partial First Early Redemption” and/or “Qualifying Partial Second Early Redemption”.

Annex B

Calculation of Present Value

Part I

Part II

Discount Rate:	7.25%	Discount Rate Multiplier:
Present Value as of March 29, 2022 (Assuming a Planned Partial First Early Redemption occurs on December 28, 2021 and a Planned Partial Second Early Redemption occurs on March 29, 2022) (rounded down to the nearest dollar):	$207,139,982

April 30, 2022		0.993798
April 30, 2023		0.926618
April 30, 2024	$15,791,932	0.863979
April 30, 2025	$100,000,000	0.805575
April 30, 2026	$100,000,000	0.751119
April 30, 2027	$54,011,503	0.700344
April 30, 2028		0.653002
April 30, 2029		0.608859
April 30, 2030		0.567701

Annex C

Form of Holder Put Exercise Notice

This Holder Put Exercise Notice is executed by the undersigned holder (the “Holder”) in connection with the conversion of shares of the Series B Preferred Stock of Garrett Motion Inc., a Delaware corporation (the “Corporation”), pursuant to the terms and conditions of that certain Certificate of Designations of Series B Preferred Stock of Garrett Motion Inc. (the “Certificate of Designations”), approved by the Board of Directors of the Corporation on April 27, 2021, as amended and restated on September 30, 2021 and December 16, 2021, and as further amended, amended and restated or otherwise modified from time to time. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Certificate of Designations.

Redemption: In accordance with and pursuant to such Certificate of Designations, the Holder hereby elects that the Corporation shall redeem all of the outstanding shares of Series B held by the Holder.

Name of Holder: _______________________

Number of Shares of Series B Held by Holder: _______________________

Bank Account Information: Please provide bank account details for delivery of the redemption price.

Account Name :
Bank Account No.:
ABA/Routing No.:
SWIFT Instructions (as applicable)
Bank Name:
Bank Address:
Reference: